

05040589

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

VF 3-23-05

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2005


| SEC FILE NUMBER |
|---|
| 8- 49352 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 Millburn Avenue
(No. and Street)

| Millburn | NJ | 07041 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Cohen (973) 467-1223
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

| 100 Eagle Rock Avenue | East Hanover | NJ | 07936 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3-28-2005

TLH 3/23

# OATH OR AFFIRMATION

I, Matthew Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

**AMY WARREN**

**Notary Public of New Jersey**
**My Commission Expires** 5/1/2010



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.
# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NO. 8-49352

YEAR ENDED DECEMBER 31, 2004

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS



# FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

## INDEPENDENT AUDITOR'S REPORT

To the Members
The Jeffrey Matthews Financial Group, L.L.C.
Millburn, New Jersey

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2004, and the related statements of income, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2004 and the results of operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

Certified Public Accountants
January 26, 2005

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash | $ 8,042 |
| Receivable from clearing organization | 98,345 |
| Securities owned, at market value | 2,406,130 |
| Secured demand notes collateralized by marketable securities | 646,500 |
| Accrued interest receivable | 30,175 |
| Furniture, equipment and improvements, at cost, net | 57,038 |
| Other assets | 228,566 |
| | $ 3,474,796 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Payable to clearing organization | $ 1,341,855 |
| Securities sold, not yet purchased, at market value | 15,713 |
| Accounts payable, accrued expenses and other liabilities | 526,690 |
| | 1,884,258 |
| COMMITMENTS AND CONTINGENCIES | -- |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 646,500 |
| MEMBERS' EQUITY | 944,038 |
| | $ 3,474,796 |

See Notes to Financial Statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUES | |
| Commissions | $ 1,234,299 |
| Trading income | 4,725,875 |
| Investment income | 187,849 |
| Underwriting income | 7,626 |
| Other | 21,195 |
| | 6,176,844 |
| EXPENSES | |
| Employee compensation and benefits | 4,397,178 |
| Interest | 127,618 |
| Clearance charges | 394,944 |
| Communications | 57,881 |
| Occupancy | 205,325 |
| Promotional costs | 74,374 |
| Data processing costs | 70,668 |
| Bad debt expense | 51,304 |
| Regulatory fees | 46,573 |
| Depreciation and amortization | 21,186 |
| Other operating expenses | 608,736 |
| | 6,055,787 |
| NET INCOME | $ 121,057 |

See Notes to Financial Statements.

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| BALANCE, January 1, 2004 | $ 923,109 |
| Net income | 121,057 |
| Member distributions | (100,128) |
| BALANCE, December 31, 2004 | $ 944,038 |

See Notes to Financial Statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED 12/31/2004

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 121,057 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | | 19,229 |
| Amortization | | 1,957 |
| (Increase) decrease in operating assets | | |
| Receivable from clearing organization | | (52,320) |
| Securities owned | | (524,079) |
| Accrued interest receivable | | (2,490) |
| Other assets | | (12,842) |
| Increase (decrease) in operating liabilities | | |
| Payable to clearing organization | | 422,737 |
| Securities sold, not yet purchased | | (5,525) |
| Accounts payable, accrued expenses and other liabilities | | 158,286 |
| Net cash provided by operating activities | | 126,010 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchases of furniture and equipment | | (61,630) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Member distributions | | (100,128) |
| NET DECREASE IN CASH | | (35,748) |
| CASH, beginning of year | | 43,790 |
| CASH, end of year | $ | 8,042 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | | |
|---|---|---|
| Cash paid during the year for interest | $ | 127,618 |

See Notes to Financial Statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| BALANCE, January 1, 2004 | $ 312,500 |
| Proceeds from subordinated notes | 334,000 |
| BALANCE, December 31, 2004 | $ 646,500 |

See Notes to Financial Statements.

## Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### OPERATIONS

The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates a sales office in New Jersey and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2004 are held by the Company's clearing organization.

### DEPRECIATION AND AMORTIZATION

Depreciation is computed utilizing accelerated methods over the estimated useful lives of the assets ranging from 5 to 7 years.

### ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### INCOME TAXES

The Company is organized as a limited liability company ("LLC") whereby the members account for the Company's earnings, losses, deductions and credits on their individual income tax returns. Accordingly, these statements do not include any provision of Federal and state income taxes.

### COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### MEMBER EQUITY

In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company. The members shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the members respective capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Continued on the Following Page.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CUSTOMER LIST
A customer list is being amortized on the straight-line method over 15 years.

ADVERTISING
Advertising costs totaling $1,636 are expensed as incurred.

Note 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

| | Owned | Sold But Not Yet Purchased |
|---|---|---|
| State and municipal obligations | $ 1,897,218 | $ 15,713 |
| Corporate stocks, options and warrants | 508,912 | -- |
| | $ 2,406,130 | $ 15,713 |

Note 3: PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

| | |
|---|---|
| Office equipment | $ 163,727 |
| Furniture and fixtures | 13,633 |
| Leasehold improvements | 119,279 |
| | 296,639 |
| Less: Accumulated depreciation | 239,601 |
| | $ 57,038 |

Note 4: OTHER ASSETS

Other assets consist of the following:

| | |
|---|---|
| Investments | $ 14,625 |
| Customer list, net of amortization of $ 14,453 | 12,647 |
| Prepaid expenses | 120,288 |
| Security deposits | 32,986 |
| Notes receivable, employees | 41,017 |
| Due from employees | 7,003 |
| | $ 228,566 |

Continued on the Following Page.

Note 4: OTHER ASSETS (Continued)

Included in other assets are 1,500 shares of stock of the Nasdaq Stock Market, Inc. (Nasdaq) and 300 warrants to purchase shares of Nasdaq owned by the National Association of Securities Dealers, Inc. (NASD). Each warrant entitles the holder to purchase four shares of common stock of Nasdaq owned by NASD. These warrants are exercisable commencing on the second anniversary of issue date through the fifth anniversary of issue date at exercise prices ranging from $13 to $16 per share (issue date April 2000). These securities, acquired through private placement are subject to certain restrictions on transferability and are recorded at fair market value totaling $ 14,625 at December 31, 2004.

Note 5: PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities at rates related to the Federal Funds rate 4.5% at December 31, 2004.

Note 6: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2004 are as follows:

| | |
|---|---|
| Liabilities pursuant to secured demand note collateral agreements are as follows: | |
| Due December 31. 2005 | $ 220,000 |
| Due December 31, 2005 | 92,500 |
| Due June 15, 2006 | 46,000 |
| Due June 15, 2006 | 100,000 |
| Due June 15, 2006 | 25,000 |
| Due June 15, 2006 | 75,000 |
| Due June 15, 2006 | 17,000 |
| Due June 24, 2006 | 10,000 |
| Due July 1, 2006 | 15,000 |
| Due July 1, 2006 | 15,000 |
| | $ 646,500 |

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company is obligated under non-cancelable operating leases for vehicles and equipment, as well as office facilities owned by individuals related to certain members, expiring in various years through June 2009. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance.

Continued on the Following Page.

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

The Company is obligated under a non-cancelable operating lease for additional office space expiring August 31, 2007. A capital lease obligation, included in other liabilities, requiring monthly payments of $646, including interest expires in June 2007. The obligation is collateralized by office equipment having a capitalized cost of $29,375 less accumulated depreciation of $20,915 at December 31, 2004.

The future minimum rental payments, including obligations under capital leases, are as follows:

| | Total | Office | Other | Capital Lease |
|---|---|---|---|---|
| 2005 | $ 244,381 | $ 163,564 | $ 74,676 | $ 6,141 |
| 2006 | 220,333 | 170,659 | 42,788 | 6,886 |
| 2007 | 185,739 | 175,961 | 6,028 | 3,750 |
| 2008 | 172,500 | 172,500 | -- | -- |
| 2009 | 86,250 | 86,250 | -- | -- |
| | $ 909,203 | $ 768,934 | $ 123,492 | $ 16,777 |

Rent expense under all operating leases was approximately $239,800 for the year ended December 31, 2004. Included in rent expense is approximately $139,469 paid to a related party for the year ended December 31, 2004.

In 1997, the Company and two of its officers were named in an action, pending in the United States Bankruptcy Court for the District of New Jersey. The action alleged that the principal of a now bankrupt company transferred and converted customer lists and other assets to the Company for less than reasonably equivalent value and, therefore, either the assets or cash value should be returned to the bankruptcy estate. The case has been settled and is in the process of being approved by the Bankruptcy Court. Under the proposed settlement, there will be no liability to the Company.

The Company has been named as a defendant in customer litigations incidental to the securities business. Management, after discussions with legal counsel, believes any unfavorable outcomes in these litigations will not have a material effect on the financial statements.

Note 8: RELATED PARTY TRANSACTIONS

See notes 6 and 7 for related party transactions.

Note 9: DEFERRED COMPENSATION PLAN

The Company maintains a 401(K) non-contributory deferred compensation plan which covers substantially all employees. Participants are permitted, in accordance with the provisions of section 401(K) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan.

Note 10: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2004 the Company had net capital of $1,115,887 which exceeded requirements by $1,015,887. The ratio of aggregate indebtedness to net capital was .48 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

Note 11: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts which may require the Company to purchase or sell financial instruments at prevailing market prices.

Note 12: CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 13: FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on quoted market prices. Similarly, substantially all of the Company's liabilities arise from a payable to clearing organization and securities sold, but not yet purchased. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value. Securities sold, but not yet purchased, are carried at market value based on quoted market prices.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2004

SCHEDULE I

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

| COMPUTATION OF NET CAPITAL | |
|---|---|
| Total members' equity | $ 944,038 |
| Additions | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 646,500 |
| Total capital and allowable subordinated liabilities | 1,590,538 |
| Deductions and/or charges | |
| Non-allowable assets | 286,004 |
| Net capital before haircuts on securities positions | 1,304,534 |
| Haircuts on securities positions | |
| State and municipal government obligations | 116,513 |
| Other securities | 32,134 |
| | 148,647 |
| NET CAPITAL | $ 1,155,887 |

(Continued on following page)

SCHEDULE I (CONTINUED)
THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

| | |
|---|---|
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness | $ 558,985 |
| AGGREGATE INDEBTEDNESS | 558,985 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (greater of 6⅔% of aggregate indebtedness or minimum net capital requirement) | $ 100,000 |
| EXCESS NET CAPITAL | $ 1,155,887 |
| EXCESS NET CAPITAL AT 1,000 PERCENT | $ 1,099,988 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | .48 to 1 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004 | |
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ 1,155,887 |
| Increases (decreases) resulting from December 31, 2004 audit adjustments, net | -- |
| Net capital, as included in this report | $ 1,155,887 |



# FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
The Jeffrey Matthews Financial Group, L.L.C.
Millburn, New Jersey

In planning and performing our audit of the financial statements of The Jeffrey Matthews Financial Group, L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

The Jeffrey Matthews Financial Group, L.L.C.
Millburn, New Jersey

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants
East Hanover, New Jersey
January 26, 2005